U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: November 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

DOCASA, Inc.
Full Name of Registrant

1901 North Roselle Road, Suite 800
Address of Principal Executive Office (Street and Number)

Schaumburg, IL 60195
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report,  semi-annual report, transition report on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion thereof  will  be  filed  on or  before  the  15th  calendar  day following  the  prescribed  due date;  or the  subject  quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or  before  the  fifth  calendar  day  following  the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant did not obtain all of the necessary information for the registrant’s accountants to complete the required financial statements, and management could not complete the Management’s Discussion and Analysis of such financial statements prior to the filing deadline.

PART IV--OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ashley Lopez	(630)	250-2709
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

2

DOCASA, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 17, 2017	By:	/s/ Ashley Lopez
	Name:	Ashley Lopez
	Title:	Chief Executive Officer

PART IV(3) EXPLANATION

It is anticipated that our net loss for the three months ended November 30, 2016, will be approximately $58,846, as compared to our net income of $40,359 for the three months ended November 30, 2015, primarily due to currency effects which resulted in lower US Dollar revenues comparatively even though revenues actually increased in British Pounds.

3